Exhibit 99.1

Sinovac Reports Unaudited Third Quarter 2009 Financial Results

- Conference call scheduled Monday, November 16, 2009 at 9:00 a.m. ET -

BEIJING, Nov. 15 /PRNewswire-Asia/ — Sinovac Biotech Ltd. (Nasdaq: SVA), a leading developer and provider of vaccines, announced today its unaudited financial results for the three-month and nine-month periods ended September 30, 2009.

Financial Highlights

•                  Sales for the third quarter increased 142% to $21.2 million

•                  Sales for the nine-month period increased 40% to $47.8 million

•                  Operating income for the third quarter rose 436% to $12.4 million

•                  Operating income for the nine-month period increased 90% to $23.7 million.

•                  Net income attributable to the shareholders increased 606% to $5.2 million in the third quarter, with diluted EPS of $0.12

•                  Cash and cash equivalents at September 30, 2009 was $46.6 million.

Business Highlights

•                  In August, Sinovac reported positive top-line results from the completed clinical trial for its internally-developed pandemic influenza A (H1N1) vaccine, PANFLU.1™. The analysis of the clinical trial results showed that Sinovac’s H1N1 vaccine induces good immunogenicity after one dose. The seropositive rate, seroconvertive rate and GMT increasing multiple conform to international criteria for vaccines, which indicated PANFLU.1 has a good safety and immunogenicity profile.

•                  In August, Sinovac was selected by the Beijing Public Health Bureau as one of four manufacturers to supply seasonal influenza vaccine to the citizens of Beijing. The Beijing Public Health Bureau completed the bidding process for the purchase of flu vaccines and corresponding services for 2009 on August 26, 2009. Sinovac will supply its seasonal influenza vaccine, Anflu®, pursuant to this agreement.

•                  In September, Sinovac’s registration application for its pandemic influenza A (H1N1) vaccine, PANFLU.1™, was approved by the State Food and Drug Administration (SFDA) and a production license was granted. Sinovac received a first purchase order for 3.3 million doses and a second order purchase for 3.0 million doses on September 4 and September 30, respectively, from China’s Ministry of Industry and Information Technology for the national purchase plan. In October, Sinovac received a third purchase order for 5.19 million doses. In aggregate, Sinovac has received orders for a total of 11.49 million doses of its PANFLU.1™ vaccine for China’s national purchase plan.

•                  In September, Sinovac signed an agreement with Boryung Pharmaceutical Company Limited, a Korean manufacturer of pharmaceuticals, to collaborate on marketing efforts and possible vaccine supply efforts to the government of South Korea for Sinovac’s H1N1 vaccine. The agreement followed meetings between Sinovac and the Korean Food and Drug Administration (KFDA) and the Korean Center for Disease Control (KCDC) where Sinovac presented the scientific data of Sinovac’s H1N1 vaccine. The collaboration provides Boryung exclusive rights to represent Sinovac in discussions with the KFDA and KCDC in the development of business opportunities in South Korea surrounding Sinovac’s H1N1 vaccine.

•                  In October, Sinovac obtained a Certificate of Approval from Mexico’s Secretaria de Salud to distribute PANFLU.1 in Mexico. Imperiales S.A. de C.V., a biopharmaceutical company with operations in Mexico since 1935, is the exclusive distributor of Sinovac’s vaccine products in the Mexican market, pursuant to a prior distribution agreement signed in 2005 with its affiliate. An application for Anflu was filed in Mexico as well.

•                  In October, Sinovac received the Certificate of Approval to distribute its H5N1 (bird flu) pandemic influenza vaccine in Hong Kong. The Company plans to submit applications in Hong Kong for approval of its PANFLU.1 (H1N1) and Anflu vaccines in the coming months.

•                  In October, Sinovac was selected to supply its seasonal flu vaccine, Anflu®, to the Shanghai government. This marks Sinovac’s entry into an additional new public market for its seasonal flu vaccine.

•                  In November, Sinovac was selected among five vaccine manufacturers by the Shanghai Government to supply its hepatitis A vaccine, Healive®, to the public market of Shanghai. Sinovac will supply Healive valued at RMB 20.6 million, or approximately $3 million, pursuant to the purchase order that will be in effect for one year.

Mr. Weidong Yin, Chairman, President and CEO of Sinovac, commented, “We are very proud that Sinovac was the first company in the world to develop a vaccine for the H1N1 pandemic flu virus. This achievement was made possible by the Company’s focus on its mission to provide Chinese children with the best vaccines in the world, and let children in the world benefit from vaccines made in China. To this end, we have not only acted as a successful provider of H1N1 vaccine to China, but have also made strides toward providing other markets such as South Korea and Mexico with PANFLU.1.

“Sinovac has been able to demonstrate its flexibility and agility as a leading vaccine Company by excelling in the rapid development and production of this new product, while, at the same time, also realizing product orders for Anflu and the H5N1 Panflu vaccine, both inside and outside of China. We will continue to leverage our leadership position in the development of the H1N1 vaccine to pursue international marketing opportunities for our entire vaccine portfolio. We will also continue our development efforts to expand our portfolio of marketed vaccines, such as EV71, pneumococcal conjugated vaccine, and rabies, in the coming years.”

Mr. Yin concluded, “Our strong third quarter results were a testament to our ability to commercialize our H1N1 and H5N1 vaccines. We recorded revenues from doses sold in China and Macau. Given our strong product mix, we were able to maintain our gross profit margin in excess of 80%. With the continued execution of our commercialization strategy, we remain on track to exceed the previously projected full year 2009 revenue range of $55 million to $60 million.”

Market Overview

The People’s Republic of China (PRC) government’s expansion program of publicly funded inoculations has driven increased demand for Sinovac’s principal product, Healive. Although the gross margin on public sales is lower than on private sales, Sinovac expects to realize volume-related offsetting cost savings and efficiencies.

In the current year, Sinovac expects to generate significant revenues from the sale of its H1N1 vaccine; this is expected to be a short-term initiative that will extend through to the end of the influenza season in the spring of 2010. These sales are not expected to be recurring, but demonstrate the Company’s ability to develop, manufacture and distribute vaccines on short notice.

At the same time, the outbreak of H1N1 pandemic flu appears to have increased the demand for seasonal flu vaccines. It is expected that increasing sales of Anflu will benefit the company over the long-term.

Financial Review for Three Months Ended September 30, 2009

During the third quarter of 2009, sales were $21.2 million, up 142% from $8.7 million in the third quarter of 2008. During the third quarter of 2009, Sinovac’s unit dose sales were:

Three months ended September 30,	2009	2008
	(000 doses)	(000 doses)

Healive	989	1,087
Bilive	215	28
Anflu	4,312	512
Panflu (H5N1)	20	0
PANFLU.1 (H1N1)	586	0

Sales of the hepatitis A vaccine to the public market (including doses purchased by the Ministry of Health) accounted for 31% of total hepatitis A vaccine sales in the quarter. Sales of Bilive increased significantly during the quarter due to a successful marketing campaign. Sales revenues for 20,000 doses of Panflu (H5N1) to Macau and 586,000 doses of PANFLU.1 (H1N1) were booked during the third quarter of 2009.

Gross profit for the third quarter 2009 was $17.5 million, with a gross margin of 83%, compared to $7.1 million and a gross margin of 81%, for the same period of 2008. The gross margin was favorably impacted by the utilization of the Anflu production line to produce PANFLU.1 (H1N1) and Panflu (H5N1). The gross margin for the third quarter of 2009 increased from the gross margin of 81% reported in the third quarter of 2008 due to efficiencies resulting from expanded production volume of Bilive and increased utilization of the flu production line.

Total operating expenses for the third quarter of 2009 were $5.1 million, compared to $4.8 million in the comparative period in 2008. Selling, general and administrative expenses for the third quarter of 2009 were $3.5 million, compared to $3.8 million in the same period of 2008. SG&A expenses as a percentage of third quarter 2009 sales decreased to 17%, down from 43% during the prior year. The lower selling and administrative expenses as a percentage of revenue resulted from the increased economies of scale associated with the significant growth of sales.

Net research and development expenses for the third quarter 2009 were $1.4 million, compared to $812,000 in the same period of 2008. The increased R&D expenses in the third quarter of 2009 were mainly related to the completion of the H1N1 clinical trial and the continued development of the EV 71 vaccine, pneumococcal conjugated vaccine, and universal pandemic influenza vaccine.

Third quarter 2009 operating income was $12.4 million, compared to operating income of $2.3 million in the prior year. Net income for the third quarter of 2009 included $246,000 interest and financing expenses and $3.8 million in income tax expenses. Net income for the same period of 2008 included $190,000 of interest and financing expenses and $911,000 of income tax expenses. Net income attributable to shareholders for third quarter of 2009 was $5.2 million, or $0.12 per diluted share, up 606% compared to net income attributable to shareholders of $740,000, or $0.02 per diluted share, in the same period of 2008.

As of September 30, 2009, Sinovac’s cash and cash equivalents totaled $46.6 million, compared to $32.9 million as of December 31, 2008. The increase in cash and cash equivalents primarily reflects an advance payment received for a vaccine-stockpiling program.

Financial Review for Nine Months Ended September 30, 2009

During the nine months ended September 30, 2009, sales were $47.8 million, up 40% from $34.1 million for the same period in 2008. Sinovac recorded strong revenues growth in the second and third quarters, which greatly improved the Company’s performance for the year to date.

During the first nine months of 2009, Sinovac’s unit dose sales were:

Nine months ended September 30	2009	2008
	(000 doses)	(000 doses)

Healive	5,024	5,313
Bilive	708	234
Anflu	4,448	498
Panflu (H5N1)	20	0
PANFLU.1 (H1N1)	586	0

Gross profit for the nine-month period was $38.9 million, with a gross margin of 81%, compared to $28.8 million and a gross margin of 84%, for the prior year period. The gross margin was adversely affected by the lower selling price of Healive vaccine delivered to the Ministry of Health, of which 2.08 million doses was delivered in the second quarter of 2009. Total operating expenses for the first nine months of 2009 were $15.2 million, compared to $16.3 million in the comparative period in 2008.

Selling, general and administrative expenses for the first nine months of 2009 were $12.0 million, compared to $13.4 million in the prior year period. SG&A expenses as a percentage of sales decreased to 25%, down from 39% in the comparative period of the prior year. Net research and development expenses for the first nine months of 2009 were $2.8 million, compared to $2.4 million in the prior year period.

Operating income for the nine months ended September 30, 2009 was $23.7 million, compared to an operating income of $12.5 million in the prior year period. Net income for the first nine months of 2009 included $571,000 in interest and financing expenses and $6.4 million in income tax expenses. Net income for the same period of 2008 included $747,000 of interest and financing expense and $3.2 million of income tax expense. Net income attributable to shareholders for the first nine months of 2009 was $11.1 million, or $0.26 per diluted share, compared to net income of $5.6 million, or $0.13 per diluted share, in the same period of 2008.

Conference Call Details

The Company will host a conference call on Monday, November 16, 2009 at 9:00 a.m. EDT (10:00 p.m. China Standard Time) to review the Company’s third quarter financial results for the period ended September 30, 2009 and provide an update on recent corporate developments. To access the conference call, please dial 1-877-407-4018 (USA) or 1-201-689-8471 (international). A replay of the call will be available from 12:00 p.m. ET on November 16, 2009 until November 30, 2009. To access the replay, please dial 1-877-660-6853 (USA) or 1-201-612-7415 (international) and reference the account number 3055 and the access code 337401. A live audio webcast of the call will also be available from the Investors section on the corporate web site at http://www.sinovac.com. A webcast replay can be accessed on the corporate website beginning November 16, 2009 and the replay will remain available for 30 days.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac’s commercialized vaccine products include Healive® (hepatitis A), Bilive® (combined hepatitis A and B), Anflu® (seasonal influenza), Panflu(TM) (pandemic influenza (H5N1)), and PANFLU.1™ (pandemic influenza A (H1N1)). Sinovac is developing vaccines for enterovirus 71, universal pandemic influenza, pneumococcal infection, Japanese encephalitis, and human rabies. Its wholly owned subsidiary, Tangshan Yian, is conducting field trials for independently developed inactivated animal rabies vaccines.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Helen G. Yang

Sinovac Biotech Ltd.

Tel:  +86-10-8289-0088 x9871

Fax:  +86-10-6296-6910

Email:  info@sinovac.com

Investors:

Amy Glynn/Stephanie Carrington

The Ruth Group

Tel:  +1-646-536-7023/7017

Email:  aglynn@theruthgroup.com

scarrington@theruthgroup.com

Media

Janine McCargo

The Ruth Group

Tel:  656-536-7033

Email:  jmccargo@theruthgroup.com

SINOVAC BIOTECH LTD.

Consolidated Balance Sheets

(Unaudited)

(Expressed in U.S. Dollars)

	September 30,	December 31,
	2009	2008

ASSETS

Current assets
Cash and cash equivalents	$46,579,789	$32,894,102
Accounts receivable – net	36,917,624	19,486,596
Inventories	13,541,462	6,486,351
Income tax refundable	—	348,018
Prepaid expenses and deposits	877,260	933,297
Deferred tax assets	678,620	1,189,831

Total current assets	98,594,755	61,338,195

Property, plant and equipment	21,426,879	19,262,099
Long term inventories	3,110,828	942,514
Deferred tax asset	532,854	569,937
Licenses and permits	794,567	1,090,477

Total assets	$124,459,883	$83,203,222

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Loans payable	$21,937,522	$8,024,277
Accounts payable and accrued liabilities	14,301,303	11,909,037
Income tax payable	2,962,831	—
Due to related parties	46,971	46,971
Dividends payable to non-controlling shareholder of Sinovac Beijing	115,957	115,677
Deferred tax liability	768,876	—
Deferred research grants	1,051,099	1,182,703

Total current liabilities	41,184,559	21,278,665

Deferred government grants	2,690,382	2,836,994
Loan payable	—	2,188,439
Deferred revenue	9,798,760	—

Long-term debt	12,489,142	5,025,433

Total liabilities	53,673,701	26,304,098

Commitments and contingencies

STOCKHOLDERS’ EQUITY

Preferred stock	—	—
Authorized 50,000,000 shares at par value of $0.001 each
Issued and outstanding: nil
Common stock	42,584	42,894
Authorized: 100,000,000 shares at par value of $0.001 each
Issued and outstanding: 42,583,761(2008– 42,893,928)
Additional paid in capital	42,299,500	41,629,506
Accumulated other comprehensive income	4,218,717	4,143,225
Dedicated reserves	5,549,684	5,549,684
Retained earnings (accumulated deficit)	9,407,160	–1,651,534

Total stockholders’ equity	61,517,645	49,713,775
Non-controlling interest	9,268,537	7,185,349

Total equity	70,786,182	56,899,124

Total liabilities and equity	$124,459,883	$83,203,222

SINOVAC BIOTECH LTD.

Consolidated Statements of Income and Comprehensive Income

Three Months and Nine Months Ended September 30, 2009 and 2008

(Unaudited)

(Expressed in U.S. Dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008

Sales	$21,224,685	$8,753,671	$47,809,111	$34,137,101

Cost of sales - (exclusive of depreciation of land -use rights and amortization of licenses and permits of $104,732 (2008 - $102,742) for three months and $314,081 (2008- $202,575) for nine months	3,675,695	1,658,862	8,886,251	5,320,667

Gross profit	17,548,990	7,094,809	38,922,860	28,816,434

Selling, general and administrative expenses	3,519,977	3,791,916	11,927,879	13,408,452

Research and development expenses - net of $133,176 (2008- $16,829) for three months and $261,861 (2008- $147,958) for nine months in government research grants	1,443,834	811,901	2,753,009	2,408,745

Depreciation of property, plant and equipment and amortization of licenses and permits	179,962	178,404	511,835	526,117

Total operating expenses	5,143,773	4,782,221	15,192,723	16,343,314

Operating income	12,405,217	2,312,588	23,730,137	12,473,120

Interest and financing expenses	(246,036)	(189,935)	(571,349)	(747,496)
Interest income and other income (expenses)	77,300	58,456	243,451	(36,685)

Income before income taxes and non-controlling interest	12,236,481	2,181,109	23,402,239	11,688,939

Income taxes recovery (expense)
- Current	(3,230,985)	(1,005,174)	(5,026,902)	(4,229,613)
- Deferred	(551,478)	94,028	(1,399,428)	991,461

Consolidated net income for the period	8,454,018	1,269,963	16,975,909	8,450,787

Less: net income attributable to non-controlling interest	(3,228,659)	(530,084)	(5,917,215)	(2,814,703)

Net income attributable to the stockholders	$5,225,359	$739,879	$11,058,694	$5,636,084

Net income for the period	$8,454,018	1,269,963	16,975,909	8,450,787

Other comprehensive income
Foreign currency translation adjustment	64,108	33,637	90,728	2,358,956

Total comprehensive income	8,518,126	1,303,600	17,066,637	10,809,743
Less: comprehensive income attributable to non-controlling interest	3,229,599	522,960	5,932,451	2,889,658

Comprehensive income attributable to stockholders	$5,288,527	$780,640	$11,134,186	$7,920,085

Earnings per share – basic and diluted	$0.12	$0.02	$0.26	$0.13

Weighted average number of shares of common stock outstanding
- Basic	42,428,755	42,873,511	42,574,921	42,299,187
- Diluted	43,631,572	43,142,788	42,758,104	42,638,584

SINOVAC BIOTECH LTD.

Consolidated Statements of Cash Flows

Three Months and Nine Months Ended September 30, 2009 and 2008

(Unaudited)

(Expressed in U.S. Dollars)

	Three Months ended		Nine Months ended
	September 30		September 30
	2009	2008	2009	2008
Cash flows from (used in) operating activities
Net Income for the period	$8,454,018	$1,269,963	$16,975,909	$8,450,787
Adjustments to reconcile net income to net cash used by operating activities:
- deferred income taxes	551,478	(94,028)	1,399,428	(991,461)
- loss (income) On disposal fixed assets	641	2,249	(6,708)	2,249
- stock-based compensation	180,152	16,635	308,195	49,907
- provision for doubtful debts	(1,595,787)	408,289	717,137	1,968,207
- depreciation of property, plant and equipment, and amortization of licenses	529,957	517,751	1,394,064	1,298,314
- research and development expenditures qualified for government grant	(133,176)	(16,829)	(261,861)	(147,677)
Change in other assets and liabilities
- accounts receivable	(3,545,198)	4,718,247	(18,088,750)	(8,650,832)
- inventories	(4,063,146)	(1,620,126)	(9,198,785)	(3,934,756)
- income tax refundable (payable)	3,482,345	—	3,309,317	—
- prepaid expenses and deposits	(197,728)	273,079	58,098	188,789
- advance from stockpiling program	147,160	—	9,791,728	—
- accounts payable and accrued liabilities	3,646,229	(2,168,844)	2,362,439	1,973,562

Net cash provided by operating activities	7,456,945	3,306,386	8,760,211	207,089

Cash flows from (used in) Financing activities
Loan proceeds	—	(3,572,010)	16,074,281	—
Loan repayment	(4,384,356)	2,143,206	(4,384,356)	(3,572,010)
Proceeds from issuance of common stock	693,285	—	693,285	2,143,206
Repurchase of common shares	—	—	(335,831)	9,854,560
Loan repayment from non-controlling shareholder of Sinovac Beijing	1,461,298	—	—	—
Proceeds from shares subscribed	4,035	20,060	4,035	20,060
Dividends paid to non-controlling shareholder of Sinovac Beijing	(3,846,501)	—	(3,846,501)	(2,947,877)
Government grant received	171,326	143,626	171,326	214,321

Net cash provided by (used in) financing activities	(5,900,913)	(1,265,118)	8,376,239	5,712,260

Cash flows from (used in) investing activities
Restricted cash	—	434,196	—	(725)
Acquisition of property, plant and equipment	(1,718,443)	(1,046,849)	(3,480,444)	(3,283,424)

Net cash used in investing activities	(1,718,443)	(612,653)	(3,480,444)	(3,284,149)

Exchange effect on cash and equivalents	37,748	303,614	29,681	845,803

Increase (decrease) in cash and cash equivalents	(124,663)	1,732,229	13,685,687	3,481,003

Cash and cash equivalents, beginning of period	46,704,452	18,820,271	32,894,102	17,071,497

Cash and cash equivalents, end of period	$46,579,789	$20,552,500	$46,579,789	$20,552,500

Cash paid for interest, net of interest capitalized	$285,423	$150,657	$615,691	$456,665

Cash paid (received) for income taxes	$(251,359)	$1,502,166	$1,717,585	$2,812,129